Exhibit 15.2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of
TEEKAY NAKILAT (III) CORPORATION
We have audited the accompanying consolidated balance sheets of Teekay Nakilat (III) Corporation (or the Company) as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Nakilat (III) Corporation at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada April 1, 2011	/s/ Ernst & Young LLP Chartered Accountants

Teekay Nakilat (III) Corporation
CONSOLIDATED STATEMENTS OF INCOME
(expressed in thousands of U.S. dollars)
Years ended December 31

	2010	2009	2008
	$	$	$

Voyage revenues (note 3)	98,314	99,593	47,016

Operating expenses
Voyage expenses	49	136	427
Vessel operating expenses (notes 4d and 4e)	16,358	16,411	13,658
Depreciation	17	—	—
General and administrative	242	304	381
Corporate service fees (note 4b)	311	287	287
Ship management fees (note 4c)	1,544	1,504	1,158

Total operating expenses	18,521	18,642	15,911

Income from vessel operations	79,793	80,951	31,105

Other items
Interest expense	(27,211)	(31,968)	(21,834)
Interest income	257	251	672
Realized and unrealized (loss) gain on derivative instruments (note 7)	(35,173)	10,692	—
Foreign exchange (loss) gain	—	(8)	51

Total other items	(62,127)	(21,033)	(21,111)

Net income	17,666	59,918	9,994

See accompanying notes to the consolidated financial statements.

Teekay Nakilat (III) Corporation
CONSOLIDATED BALANCE SHEETS
(expressed in thousands of U.S. dollars)
As at December 31

	2010	2009
	$	$

ASSETS
Current
Cash	49,245	40,765
Restricted cash (note 6)	4,426	4,517
Accounts receivable	586	733
Prepaid expenses and advances	852	2,218
Due from affiliates (note 4i)	30	32
Current portion of net investments in direct financing leases (note 3)	11,970	11,134

Total current assets	67,109	59,399

Long-term
Vessel equipment	1,097	192
Net investments in direct financing leases (note 3)	1,022,539	1,035,734
Deferred debt issuance costs	8,140	9,242

Total assets	1,098,885	1,104,567

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities (includes $1,201 and $1,258 for 2010 and 2009, respectively, owing to affiliates) (notes 4e and 7)	11,141	11,816
Due to affiliates (note 4i)	1,933	8,746
Current portion of long-term debt (note 6)	36,631	36,631
Current portion of derivative instruments (note 7)	14,306	14,044
Due to shareholders (note 8)	—	2,936

Total current liabilities	64,011	74,173

Long-term liabilities
Long-term debt (note 6)	774,202	803,260
Derivative instruments (note 7)	42,895	27,023

Total liabilities	881,108	904,456

Shareholders’ equity
Share capital (note 5)	1	1
Contributed capital	200,329	200,329
Retained earnings (accumulated deficit)	17,447	(219)

Total shareholders’ equity	217,777	200,111

Total liabilities and shareholders’ equity	1,098,885	1,104,567

See accompanying notes to the consolidated financial statements.

Teekay Nakilat (III) Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)
Years ended December 31

	2010	2009	2008
	$	$	$
Cash provided by (used for):

OPERATING ACTIVITIES
Net income	17,666	59,918	9,994
Non-cash items:
Depreciation	17	—	—
Amortization of deferred debt issuance cost included in interest expense	1,102	1,241	—
Unrealized loss (gain) on derivative instruments (note 7)	16,134	(27,341)	—
Changes in operating assets and liabilities:
Prepaid expenses and advances	1,366	(298)	(1,919)
Due from and to affiliates	(6,812)	(1,059)	(154)
Accounts receivable	147	(610)	(100)
Accounts payable and accrued liabilities	(541)	(220)	4,112
Accrued interest and other	(134)	4,015	(833)

Net operating cash flow	28,945	35,646	11,100

FINANCING ACTIVITIES
Decrease (increase) in restricted cash	91	(4,517)	—
Proceeds from long-term debt	7,572	9,031	—
Repayments of long-term debt	(36,630)	(36,630)	—
Advances from QGTC Nakilat (1653-6) Holdings Corporation	—	3,480	45,178
Advances from Teekay Nakilat (III) Holdings Corporation	—	2,321	30,119
Repayments to from QGTC Nakilat (1653-6) Holdings Corporation	(1,825)	—	(36,556)
Repayments to from Teekay Nakilat (III) Holdings Corporation	(1,111)	—	(22,517)

Net financing cash flow	(31,903)	(26,315)	16,224

INVESTING ACTIVITIES
Receipts from direct financing leases	12,359	11,422	5,457
Expenditures for vessels and equipment	(921)	(517)	(12,252)

Net investing cash flow	11,438	10,905	(6,795)

Increase in cash	8,480	20,236	20,529
Cash, beginning of year	40,765	20,529	—

Cash, end of year	49,245	40,765	20,529

Supplemental disclosure of cash flow information
Cash paid for interest on long-term debt including realized loss on interest rate swaps	45,282	43,200	—
Cash paid for interest, net of amounts capitalized, on advances from shareholders	—	—	10,900
See accompanying notes to the consolidated financial statements.

Teekay Nakilat (III) Corporation
CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY
(expressed in thousands of U.S. dollars)
Year ended December 31

	Number			Retained Earnings	Total
	of	Common	Contributed	(Accumulated	Shareholders’
	Common	Shares	Capital	Deficit)	Equity
	Shares	$	$	$	$
Balance, December 31, 2007	500	1	200,329	(890)	199,440
Net income and comprehensive income	—	—	—	9,994	9,994
Loss on acquisition of interest rate swaps (note 4g)	—	—	—	(69,241)	(69,241)

Balance, December 31, 2008	500	1	200,329	(60,137)	140,193
Net income and comprehensive income	—	—	—	59,918	59,918

Balance, December 31, 2009	500	1	200,329	(219)	200,111
Net income and comprehensive income	—	—	—	17,666	17,666

Balance, December 31, 2010	500	1	200,329	17,447	217,777

See accompanying notes to the consolidated financial statements.

Teekay Nakilat (III) Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of U.S. dollars)
December 31, 2010
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (or US GAAP). They include the accounts of Teekay Nakilat (III) Corporation (or Nakilat), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned subsidiaries (collectively, the Company).
The following is a list of Nakilat’s subsidiaries:

		Proportion of
	Jurisdiction of	Ownership
Name of Significant Subsidiaries	Incorporation	Interest
Al Huwaila Inc.	Marshall Islands	100%
Al Kharsaah Inc.	Marshall Islands	100%
Al Shamal Inc.	Marshall Islands	100%
Al Khuwair Inc.	Marshall Islands	100%
Significant intercompany balances and transactions have been eliminated upon consolidation.
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The Company evaluated events and transactions occurring after the balance sheet date and through the day the financial statements were available to be issued which was April 1, 2011.
Foreign currency
The consolidated financial statements are stated in U.S. dollars and the functional currency of the Company is the U.S. dollar. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. dollar are translated to reflect the year end exchange rates. Resulting gains and losses are reflected separately in the consolidated statements of income.
Adoption of New Accounting Pronouncements
In January 2010, the Company adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 810, Consolidations, that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. The adoption of this amendment did not have any impact on the Company’s consolidated financial statements.

Teekay Nakilat (III) Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of U.S. dollars)
December 31, 2010
In July 2010, the FASB issued an amendment to FASB ASC 310, Receivables, that requires companies to provide more information in their disclosures about the credit quality of their financing receivables and the credit reserves held against them. The adoption of this amendment is included as part of this note.
Operating revenues and expenses
All of the Company’s voyage revenues in 2010, 2009 and 2008 were generated from a single customer. The lease element of the Company’s time-charter contracts are accounted for as direct financing leases. The lease element of time-charter contracts that are accounted for as direct financing leases are reflected on the balance sheets as net investments in direct financing leases. The lease revenue is recognized on an effective interest rate method over the lease term and is included in voyage revenues. The Company recognizes revenues from the non-lease element of time-charter contracts daily as the services are performed. The Partnership does not recognize revenues during days that the vessel is off-hire.
Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses and vessel operating expenses are recognized when incurred.
Cash and cash equivalents
The Company classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.
Accounts receivable and allowance for doubtful accounts
Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered.
Direct financing leases
The Company employs four vessels on long-term time charters which are accounted for as direct financing leases, with lease payments received by the Company being allocated between the net investment in the lease and voyage revenues using the effective interest method so as to produce a constant periodic rate of return over the lease term.
The Company monitors the credit quality of its financing receivables on a quarterly basis by reviewing the payment activity.

Teekay Nakilat (III) Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of U.S. dollars)
December 31, 2010
Vessel equipment
Vessel equipment includes the cost of capital modification equipments which are depreciated on straight-line basis over the estimated 35 year life of the related vessels. Depreciation of vessel equipment for the years ended December 31, 2010, 2009 and 2008 was either a nominal amount or nil.
Debt issuance costs
Deferred debt issuance costs, including fees, commissions and legal expenses, are deferred and amortized using the effective interest rate method over the term of the loan. Amortization of deferred debt issuance costs for the years ended December 31, 2010, 2009 and 2008 of $1.1 million, $1.2 million and nil, respectively, is included in interest expense.
Derivative instruments
All derivative instruments are initially recorded at cost as either assets or liabilities and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Company currently does not apply hedge accounting to its derivative instruments.
For derivative financial instruments that are not designated or that do not qualify as hedges under FASB ASC 815, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps related to long-term debt are recorded in realized and unrealized (loss) gain on derivative instruments in the consolidated statements of income.
The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counter parties. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as derivative assets and liabilities could vary by a material amount in the near-term.
The Company transacts all of its derivative instruments through investment-grade-rated financial institutions at the time of the transaction and requires no collateral from these institutions. See note 7 for fair value disclosures of derivative instruments.
Comprehensive income
During the years ended December 31, 2010, 2009 and 2008 the Company’s comprehensive income and net income were the same.
2. FAIR VALUE MEASUREMENTS
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Teekay Nakilat (III) Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of U.S. dollars)
December 31, 2010
Cash and restricted cash — The fair value of the Company’s cash and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.
Long-term debt — The fair values of the Company’s fixed-rate and variable-rate long-term debt are estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.
Due to and from affiliates and shareholders — The fair value of the Company’s due to and from affiliates and shareholders approximates their carrying amounts reported in the accompanying consolidated balance sheets due to their current nature.
Derivative instruments — The fair value of the Company’s interest rate swaps is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Company and the swap counterparties.
The Company categorizes the fair value estimates by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets;
Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The estimated fair value of the Company’s financial instruments and categorization using the fair value hierarchy for those financial instruments that are measured at fair value on a recurring basis as at December 31 is as follows:

		2010		2009
		Carrying	Fair	Carrying	Fair
		Amount	Value	Amount	Value
	Fair Value	Asset	Asset	Asset	Asset
	Hierarchy	(Liability)	(Liability)	(Liability)	(Liability)
	Level(1)	$	$	$	$

Cash and restricted cash		53,671	53,671	45,282	45,282
Long-term debt (note 6)		(810,833)	(733,353)	(839,891)	(710,514)
Due to and from affiliates		(1,903)	(1,903)	(8,714)	(8,714)
Due to shareholders		—	—	(2,936)	(2,936)
Derivative instruments (note 7) (2)	Level 2	(61,814)	(61,814)	(45,660)	(45,660)

(1)	The fair value hierarchy level is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.

(2)
The Company’s interest rate swap agreements as at December 31, 2010 and 2009 include $4.6 million and $4.6 million, respectively, of accrued interest which is recorded in accounts payable and accrued liabilities on the consolidated balance sheets.

Teekay Nakilat (III) Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of U.S. dollars)
December 31, 2010
No non-financial assets or non-financial liabilities were carried at fair value at December 31, 2010 and 2009.
3. NET INVESTMENTS IN DIRECT FINANCING LEASES
The Company’s four time-charters are accounted for as direct financing leases. The following lists the components of the net investments in direct financing leases as at December 31:

	2010	2009
	$	$

Total minimum lease payments to be received	2,041,247	2,131,857
Estimated unguaranteed residual value of leased properties	344,479	344,479
Less unearned income	(1,351,217)	(1,429,468)

Net investments in direct financing leases	1,034,509	1,046,868
Less current portion	11,970	11,134

	1,022,539	1,035,734

The lease revenue recognized in voyage revenues for the years ended December 31, 2010, 2009 and 2008 was $79.5 million, $80.4 million and $38.3 million, respectively.
As at December 31, 2010, minimum lease payments expected to be received by the Company in each of the next five succeeding fiscal years is approximately $90.6 million per year for 2011 through 2015. The leases are schedule to end in 2033.
4. RELATED PARTY TRANSACTIONS
a.
Teekay LNG Partners L.P. is the ultimate parent company of Teekay Nakilat (III) Holdings Corporation. Teekay Corporation is the ultimate parent company of Teekay LNG Partners L.P. Teekay Shipping Ltd. and Teekay Chartering Ltd. are subsidiaries of Teekay Corporation.

b.
During the year, corporate services were provided to the Company by Teekay Shipping Ltd. of $0.3 million (2009 — $0.3 million, 2008 — $0.3 million). The corporate services are measured at the exchange amount between parties.

c.
During the year, ship management services were provided to the Company by Teekay Shipping Ltd. of $1.5 million (2009 — $1.5 million, 2008 — $1.2 million). The ship management services are measured at the exchange amount between parties.

d.
During the year, crew training services were provided to the Company by Teekay Corporation of $1.0 million (2009 — $0.4 million, 2008 — $4.8 million). The crew training services are measured at the exchange amount between the parties and are included as part of vessel operating expenses in the consolidated statements of income.

Teekay Nakilat (III) Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of U.S. dollars)
December 31, 2010
e.
During the year, crewing and manning services were provided to the Company by Teekay Corporation of $8.5 million (2009 — $9.2 million, 2008 — $4.6 million) of which $1.2 million is payable to Teekay Corporation as at December 31, 2010 and is included in accounts payable and accrued liabilities in the consolidated balances sheets. The crewing and manning services are measured at the exchange amount between the parties and are included as part of vessel operating expenses in the consolidated statements of income.

f.	From time to time, other payments are made by affiliates on behalf of the Company that are not specific to any agreements described above.
g.
On December 31, 2008, Teekay Nakilat (III) Holdings Corporation and QGTC Nakilat (1643-6) Holdings Corporation novated their interest rate swap agreements to the Company for no consideration. The transaction was concluded between entities under common control and thus the interest rate swaps were recorded at their carrying values. The excess of the liabilities assumed over the consideration received, amounting to $69.2 million, has been charged to accumulated deficit. This transaction was treated as a non-cash transaction in the Company’s consolidated statements of cash flows.

h.
On December 31, 2008, Teekay Nakilat (III) Holdings Corporation and QGTC Nakilat (1643-6) Holdings Corporation novated their external long-term debt and related interest payable of $871.3 million and deferred debt issuance costs of $10.5 million to the Company. As a result of this transaction at December 31, 2008, the Company’s long-term debt and accrued liabilities have increased by $871.3 million and deferred debt issuance costs has increased by $10.5 million. This transaction is offset by a decrease in the Company’s obligations to its shareholders, Teekay Nakilat (III) Holdings Corporation and QGTC Nakilat (1643-6) Holdings Corporation. The Company incurred $21.8 million of interest expense during the year ended December 31, 2008 relating to the Company’s obligations to its shareholders, that was offset on the novation of its external long-term debt.

i.
As at December 31, 2010, the net amounts due to affiliates totaled $1.9 million (2009 — $8.7 million). These amounts are in the normal course of operations, unsecured, non-interest bearing and have no fixed repayment terms. The Company expects these amounts will be repaid within 2011.

Balances as at December 31 with affiliates are as follows:

	2010	2009
	$	$
Due from affiliates
Due from Teekay Nakilat (II) Limited	30	24
Due from other affiliates	—	8

Total	30	32

Due to affiliates
Due to Teekay Corporation	1,444	5,758
Due to Teekay Shipping Limited	300	620
Due to Teekay Chartering Ltd.	86	1,784
Due to Teekay Nakilat (II) Limited	—	535
Due to other affiliates	103	49

Total	1,933	8,746

Teekay Nakilat (III) Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of U.S. dollars)
December 31, 2010
5. SHARE CAPITAL

	2010	2009
	$	$

Authorized
500 Common shares, with a par value of $1 each

Issued and outstanding
500 Common shares	1	1

6. LONG-TERM DEBT

	2010	2009
	$	$

U.S. dollar denominated term loan due through 2020	810,833	839,891
Less current portion	36,631	36,631

	774,202	803,260

As at December 31, 2010 the Company has a U.S. Dollar-denominated term loan outstanding which totaled $810.8 million (2009 — $839.9 million), of which $350.3 million bears interest at a fixed rate of 5.36% and requires quarterly payments and the remaining $460.5 million bears interest based on LIBOR plus a margin. There will be bullet repayments of approximately $110 million for each of four vessels due at maturity in 2020. An additional tranche of approximately $35 million for all four vessels will be advanced under the loan facility in quarterly installments until 2014 and will then be repaid in quarterly payments until maturity in 2020. On a monthly basis, the Company funds one third of the quarterly interest and principal payments relating to each vessel tranche into a restricted cash account, of which the cumulative amounts adjusted for interest earned during the quarter will be remitted to the lender on the payment due date. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related security and certain undertakings from the Company.
The weighted average effective interest rate on the Company’s long-term debt as at December 31, 2010 and 2009 was 2.99% and 3.11%, respectively. This rate does not reflect the effect of the Company’s interest rate swaps (see note 7).
The aggregate annual long-term debt principal repayments required to be made for the five fiscal years subsequent to December 31, 2010 are $36.6 million (2011), $36.6 million (2012), $36.6 million (2013), $36.6 million (2014), $37.8 million (2015) and $626.6 million (thereafter).

Teekay Nakilat (III) Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of U.S. dollars)
December 31, 2010
7. DERIVATIVE INSTRUMENTS
The Company uses derivative instruments in accordance with its overall risk management policy. The Company has not designated these derivative instruments as hedges for accounting purposes.
The Company enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt.
As at December 31, 2010, the Company was committed to the following interest rate swap agreements:

			Fair Value /	Weighted-
			Carrying	Average	Fixed
	Interest	Principal	Amount of	Remaining	Interest
	Rate	Amount	Liability(1)	Term	Rate
	Index	$	$	(Years)	%(2)

LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps	LIBOR	400,000	(61,814)	5.1	5.04

(1)	Fair value includes $4.6 million of accrued interest, which is recorded in accounts payable and accrued liabilities on the consolidated balance sheets.

(2)	Excludes the margin the Company pays on its variable-rate debt (see note 6).
The Company is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The following table presents the location, type of contract and fair value amounts of derivative instruments on the Company’s balance sheets.

	As at December 31,
	2010			2009
		Current			Current
		Portion of			Portion of
	Accrued	Derivative	Derivative	Accrued	Derivative	Derivative
	Liabilities	Liabilities	Liabilities	Liabilities	Liabilities	Liabilities
Interest rate swap agreements	(4,613)	(14,306)	(42,895)	(4,593)	(14,044)	(27,023)

The following table presents the gains (losses) for those derivative instruments not designated or qualifying as hedging instruments. All gains (losses) are presented as realized and unrealized (loss) gain on derivative instruments in the Company’s consolidated statements of income.

Teekay Nakilat (III) Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of U.S. dollars)
December 31, 2010

	Year Ended December 31,
	2010			2009			2008
	Realized	Unrealized		Realized	Unrealized		Realized	Unrealized
	gains	gains		gains	gains		gains	gains
	(losses)	(losses)	Total	(losses)	(losses)	Total	(losses)	(losses)	Total
Interest rate swap agreements	(19,039)	(16,134)	(35,173)	(16,649)	27,341	10,692	—	—	—
8. DUE TO SHAREHOLDERS

	2010	2009
	$	$
Due to shareholders
QGTC Nakilat (1643-6) Holdings Corporation	—	(1,825)
Teekay Nakilat (III) Holdings Corporation	—	(1,111)

Total	—	(2,936)

The Company has repaid its advances from its shareholders during 2010. During the year ended December 31, 2008, the Company incurred interest expense that was either capitalized or recorded on the consolidated statements of income of $13.9 million and $9.2 million to QGTC Nakilat (1643-6) Holdings Corporation and to Teekay Nakilat (III) Holdings Corporation, respectively.
9. ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Company on January 1, 2011. It is expected that this amendment will not have an impact on the Company’s consolidated financial statements.